UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ultimate Holdings Group, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)
90401U 109

(CUSIP Number)
2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan 162-0051 +81-3-6670-1692

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90401U 109	SCHEDULE 13D

1	NAME OF REPORTING PERSON SKYPR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 493,884,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 493,884,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,884,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.75%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 493,884,000 shares of the Company’s common stock held of record by SKYPR LLC, which is owned and controlled by Ryohei Uetaki. The shares were purchased, on April 21, 2023, by SKYPR LLC from CRS Consulting, LLC. CRS Consulting, LLC is controlled, equitably, by Thomas DeNunzio, Jeffrey DeNunzio and Paul Moody.

2.	Based on 611,600,000 shares of common stock, par value $0.001 per share, outstanding as of April 21, 2023, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on April 26, 2023.

CUSIP No. 90401U 109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ryohei Uetaki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [1]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 493,884,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 493,884,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,884,000[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.75% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 493,884,000 shares of the Company’s common stock indirectly held of record by Ryohei Uetaki, by and through SKYPR LLC. which is owned and controlled by Ryohei Uetaki. The shares were purchased, on April 21, 2023, by SKYPR LLC from CRS Consulting, LLC. CRS Consulting, LLC is controlled, equitably, by Thomas DeNunzio, Jeffrey DeNunzio and Paul Moody.

2.	Based on 611,600,000 shares of common stock, par value $0.001 per share, outstanding as of April 21, 2023, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on April 26, 2023.

CUSIP No. 90401U 109	SCHEDULE 13D

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Additional information regarding the April 21, 2023 transaction, resulting in the need to file this Schedule 13D on behalf of the reporting person(s), can be viewed in the Form 8-K filed by Ultimate Holdings Group, Inc. on April 26, 2023.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Ultimate Holdings Group, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan 162-0051.

Item 2.  Identity and Background.

(a)

This Schedule 13D is being filed by (i) SKYPR LLC, a Delaware Limited Liability Company (“CRS”), (ii) Ryohei Uetaki. Ryohei Uetaki has 100% ownership and control of SKYPR LLC.

SKYPR and Ryohei Uetaki are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

(b)	The address of the business office for each of the Reporting Persons is 2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan 162-0051.
(c)

The principal business of SKYPR is to act as a holding company for various assets that may be acquired by Ryohei Uetaki.

Mr. Ryohei Uetaki is an entrepreneur and executive officer of several companies operating in the technology industry,

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	SKYPR is a Delaware Limited Liability Company.

Item 3.  Source or Amount of Funds or Other Consideration.

The 493,884,000 shares of common stock held by SKYPR LLC of the Issuer were purchased, on April 21, 2023, by SKYPR LLC from CRS Consulting, LLC. CRS Consulting, LLC is controlled, equitably, by Thomas DeNunzio, Jeffrey DeNunzio and Paul Moody.

Item 4.  Purpose of Transaction.

The shares issued purchased by SKYPR LLC in order to obtain ownership and control of the Issuer.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person is based on 611,600,000 shares of common stock, par value $0.001 per share, outstanding as of April 21, 2023, as reported on the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on April 26, 2023.

(A)	SKYPR LLC
a.	Aggregate number of shares beneficially owned: 493,884,000

Percentage: 80.75%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 493,884,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 493,884,000

c.	SKYPR LLC has not effected any transactions in the Company’s Common Stock during the past 60 days, except as described in this Statement.

(B)	Ryohei Uetaki
a.	Aggregate number of shares beneficially owned: 493,884,000

Percentage: 80.75%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 493,884,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 493,884,000

c.	Ryohei Uetaki has not effected any transactions in the Company’s Common Stock during the past 60 days, except as described in this Statement.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: May 15, 2023	SKYPR LLC By: /s/ Ryohei Uetaki Name: Ryohei Uetaki Title: Managing Member

Ryohei Uetaki, Individually By: /s/ Ryohei Uetaki Name: Ryohei Uetaki

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Ultimate Holdings Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 15, 2023	SKYPR LLC By: /s/ Ryohei Uetaki Name: Ryohei Uetaki Title: Managing Member

Ryohei Uetaki, Individually By: /s/ Ryohei Uetaki Name: Ryohei Uetaki